May 23, 2016

Larry Spirgel

Celeste M. Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Teraphysics Corporation

Amendment No. 3 to Offering Statement on Form 1-A

Filed April 11, 2016

File No. 024-10525

Ladies and Gentlemen:

Teraphysics Corporation, a Delaware corporation (the “Company”, “we,” “us,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 12, 2016 (the “Comment Letter”) relating to Amendment No. 3 to the Company’s Offering Statement on Form 1-A filed with the Commission on April 11, 2016, File No. 024-10525 (“Offering Statement”).

This letter sets forth the comments of the Staff in the Comment Letter and sets forth the Company’s response. In addition, Amendment No. 4 to the Offering Statement (“Amendment No. 4”) is being filed concurrently herewith.

 General

1.

We note that the Company has information on the ASMX website that qualifies as testing the waters materials. In the future please include the appropriate legend as required by Rule 255 on all materials. Additionally, you may wish to refer to Securities Act Rules Compliance and Disclosure Interpretations Question 182.09.

Response:  In response to your comment, the Company has included the appropriate legend as required by Rule 255 on all testing the waters materials on the ASMX website.

Preliminary Offering Circular Cover Page

2.

We have considered your response and revised disclosure to comment 2 of our prior letter. We note that the company intends to seek to have the shares traded on the OTCBX marketplace. Please be advised that the OTCBX marketplace is for international securities and Teraphysics is a domestic company. Please revise your disclosure accordingly. Additionally, please revise your disclosure in other parts of the offering circular as necessary to clarify that securities are quoted and not listed on the OTC Markets.

Teraphysics Corporation

110 Alpha Park, Cleveland, OH 44143

P: 440-573-0008  F: 440-646-9987

Securities and Exchange Commission

May 23, 2017

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to make clear that Company intends to seek and obtain quotation of our Common Stock for trading on the OTCQX or OTCQB, each operated by OTC Markets Group, Inc. (collectively, the “OTC”), subject to our satisfaction of applicable listing requirements, or alternatively, an approved secondary marketplace. We have made clear that there is no assurance that the shares of Common Stock will ever be quoted on the OTC.

Financial Statements for the year ended December 31, 2015

3.

Please provide audited financial statements for the year ended December 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X and Part F/S(c)(i) and Part F/S(b)(3)(A) in Form 1-A.

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to include the audited financial statements for the year ended December 31, 2015. Please see Part F/S of the Offering Statement.

Exhibits

4.

Please provide a currently dated consent from your Independent Accounting Firm to include their audit report in the document. Please refer to 11(a) of Item 17 Description of Exhibits in Form 1-A.

Response:  In response to your comment, the Company has revised its disclosures in the Offering Statement to include a currently dated consent from our Independent Accounting Firm pursuant to 11(a) of Item 17 in Form 1-A.

The Company requests qualification of this offering. In making this request, the Company acknowledges that

▪ Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

▪ The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact us at (440) 573-0008.

Sincerely,

Teraphysics Corporation

/s/ Louis Fisi

Louis Fisi